RECEIVED JUN 3 0 2006 SEC/MAIL PROCESSING SECTION WASH. D.C. 199

CM

06008816

SEC[illegible] [illegible]SSION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-8035830C

8-46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 AND ENDING 03/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

Fairport NY 14450
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victoria Bach-Fink CCO/CFO (585) 267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg & Co., LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1870 Winton Rd. South Rochester NY 14618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 7/27/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael D. Bewley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

VICTORIA BACH-FINK
Notary Public, State of New York
Appointed in Monroe County
My Commission Expires May 30, 2007

[signature]
Signature

Vice Chairman, CEO
Title

Victoria Bach-Fink
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2006

ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 • 585.295.2150 (fax)

1870 Winton Road South • Rochester, NY 14618 • www.rotenbergllp.com

INDEPENDENT AUDITORS' REPORT

Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

We have audited the accompanying balance sheet of Wall Street Financial Group, Inc. as of March 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 - 10 are presented for purposes of additional analysis and are not a required part of the basic financial but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
April 28, 2006

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

BALANCE SHEET

March 31,	2006
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 363,629
Commission Accounts	269,991
Commissions Receivable	1,211,539
Other Assets	3,300
Total Current Assets	1,848,459
Property and Equipment - Net of Accumulated Depreciation	34,029
Total Assets	$ 1,882,488
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued Commissions and Expenses	$ 1,457,592
Stockholder's Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	215,204
Total Stockholder's Equity	424,896
Total Liabilities and Stockholder's Equity	$ 1,882,488

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF RETAINED EARNINGS

Year Ended March 31,		2006
Balance - Beginning of Year	**$**	**188,053**
Net Income		**27,151**
Balance - End of Year	**$**	**215,204**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2006
Revenues	
Commissions	$ 15,042,186
Licensing Fees	50,363
Interest Income and Other Revenue	766,891
Total Revenues	15,859,440
Expenses	
Commission Expense	13,233,274
Employee Compensation and Benefits	1,178,628
Regulatory Fees, Legal and Accounting, and Other Related Expenses	751,826
Other Expenses	662,653
Total Expenses	15,826,381
Income Before Provision for Taxes	33,059
Provision for Income Taxes	5,908
Net Income	$ 27,151
Net Income Per Share (Based Upon 110 Common Shares Outstanding)	246.83

The *accompanying notes are* an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,		2006
Cash Flows from Operating Activities		
Net Income	$	27,151
Adjustments:		
Bad Debts		44,982
Depreciation		11,014
Changes:		
Accounts Receivable		(540,443)
Accrued Commissions and Expenses		624,493
Net Cash Flows from Operating Activities		167,197
Cash Flows from Investing Activities		
Capital Expenditures		(12,513)
Net Change in Cash and Cash Equivalents		154,684
Cash and Cash Equivalents - Beginning of Year		478,936
Cash and Cash Equivalents - End of Year	$	633,620
Cash Paid During the Year for:		
Income Taxes	$	10,597

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2006
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date but paid on the settlement date.

Income Taxes

The Company provides for income taxes based on taxable income or loss. Differences between net income in the financial statements and taxable income are attributable to depreciation and entertainment expenses.

- continued -

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2006
Furniture and Fixtures	$ 11,802
Office Equipment	72,683
	$ 84,485
Less: Accumulated Depreciation	50,456
Net Property and Equipment	$ 34,029

Depreciation expense for the year ended March 31, 2006 was $11,014.

Note C - Common Stock

During the years ended March 31, 1995, 110 shares of no par value stock were issued in the amounts of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issue to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd G. Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2006, the Company's excess net capital, computed in accordance with the rules, amounted to $190,407.

Note E - Retirement Plans

The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a company matching contribution plus any additional contributions made at the discretion of the Company's board of directors. The matching provision requires the Company to match 50% of employee deferrals up to 6% of the employee's salary. Total contributions for the year ended March 31, 2006 amounted to $26,378.

Note F - Management Review

The small number of administrative and clerical employees the Company's office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Period Ended March 31,	2006
Total Assets	$ 1,882,488
Less: Liabilities	(1,457,592)
Net Worth Before Deductions	424,896
Deductions and/or Charges to Net Worth:	
Total Non-Allowable Assets	123,840
Deferred Tax Provisions	—
Total Deductions and/or Charges to Net Worth	123,840
Net Capital Before Haircuts	301,056
Haircuts:	
NASDAQ Warrants	3,300
2% Citibank - Ins Money Market	6,237
2% NFSC - Money Market	1,262
2% NFSC - Money Market	355
2% NFSC - Money Market	304
Total Haircuts	11,458
Net Capital	$ 289,598
Minimum Net Capital Required	
6-2/3% of Aggregate Indebtedness of $1,457,592	$ 97,221
Required Minimum Net Capital	100,000
Excess Net Capital	
Net Capital, Per Above	289,598
Minimum Net Capital, Per Above	100,000
Excess Net Capital	189,598
Excess Based Upon 1000% of Aggregate Indebtedness	
($289,598 Less 10% of $1,457,592)	143,839
Computation of Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to	
Net Capital $1,457,592 / $289,598	503

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2006

Unaudited Capital Computation	$	290,407
Depreciation		(894)
Change in Accrued Taxes on Income		85
Audited Capital Computation	**$**	**289,598**

The accompanying notes are an integral part of these financial statements.

ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 • 585.295.2150 (fax)

1870 Winton Road South • Rochester, NY 14618 • www.rotenbergllp.com

REPORT ON INTERNAL CONTROLS

To the Board of Directors of
Wall Street Financial Group, Inc.

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Wall Street Financial Group, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
April 28, 2006

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2005	**110**	**$ 16,000**	**$ 193,692**	**$ 188,053**	**$ 397,745**
Net Income	—	—	—	27,151	27,151
Balance - March 31, 2006	**110**	**16,000**	**193,692**	**215,204**	**424,896**

The accompanying notes are an integral part of these financial statements.